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OPINION OF COUNSEL


Re: Rule 24f-2 Notice for The Travelers Variable Life Insurance Separate Account One; File No. 33-88578


         With regard to the Rule 24f-2 Notice filed by The Travelers Variable Life Insurance Separate Account One covering variable universal life insurance contracts, I have examined such documents and such law as I have considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

         1. The Travelers Life and Annuity Company is duly organized and existing under the laws of the State of Connecticut and has been duly authorized to do business and to issue variable universal life insurance contracts by the Insurance Commissioner of the State of Connecticut.

         2. The Travelers Variable Life Insurance Separate Account One is a duly authorized and validly existing separate account established pursuant to Section 38a-433 of the Connecticut General Statutes.

         3. The variable universal life insurance contracts issued are valid, legal and binding obligations of The Travelers Life and Annuity Company; the securities are legally issued, fully paid and non-assessable.

         4. Assets of The Travelers Variable Life Insurance Separate Account One are not chargeable with liabilities arising out of any other business which The Travelers Life and Annuity Company may conduct.






                                         /s/ Kathleen A. McGah
                                         --------------------------------------
                                         Counsel and Assistant Secretary
                                         The Travelers Life and Annuity Company

Dated: February 27, 1996